OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Next Future Transportation inc.

246 Race Street
San Jose, **CA** 95126

http://www.next-future-mobility.com



THE OFFERING

SAFE (Simple Agreement for Future Equity)

$20MM **Valuation Cap** | 18% **Discount**

Minimum $250 Investment

What is a SAFE?

A SAFE is an acronym that stands for "Simple Agreement for Future Equity" and offers you the right to future shares in our Company. The number of shares you will receive in the future will be determine at the next qualified equity financing, in which the Company issues stock to investors in a minimum aggregate amount of $1,000,000. The conversion price per share is either, (a) the Valuation Cap divided by the fully diluted capitalization, or (b) the price per share of Common Stock or Preferred Stock, as applicable, sold in an Equity Financing multiplied by the Discount Rate, whichever calculation results in a greater number of shares of Common Stock or Preferred Stock, as applicable.

For the purposes of the SAFE agreements, "Equity Financing" means the next sale (or series of related sales) by the Company of its equity Securities to one or more third parties following the date of the agreement from which the Company receives gross proceeds of not less than $1,000,000 with the principal purpose of raising capital.

Company	Next Future Transportation
Corporate Address	246 Race Street, San Jose, CA
Description of Business	Modular transportation system for mass transit
Type of Security Offered	SAFE note
Purchase Price of Security Offered	Enter price of security
Minimum Investment Amount (per investor)	$250

Perks

$100 — Your name will be listed on our website as a NEXT backer.

$500 — You will receive a NEXT blueprint poster.

$5,000 — You will receive a 3D-printed scale model of a NEXT vehicle.

$50,000 — You will receive a special ticket to be present to a private ride on a NEXT prototype.

$100,000 — You will receive a full scale static NEXT unit, usable as a futuristic caravan.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

<p>NEXT is a unique modular transportation solution that allows people and goods to move among connected modules to dynamically optimize occupancy rate, travel time quality, implement services in motion. Customer Problem The world of transportation is in crisis with endemic traffic jams, pollution and underuse of cars an public transport. This leads wastage of human time and to an economic loss estimated by Forbes at over $700 Billion annually. We aim to provide for ease of commuter transit, seamlessly from door-to-door, such that the burden of daily transit disappears. Our solution provides for optimization of existing infrastructure such as roadways and freeways. Products & Services We are creating the world's first on-demand mass transit system. Our autonomous pods can pick up passengers. Our system of dynamic-connect, allows pods to become "bus-trains" that physically connect to consolidate passengers to increase occupancy rate and redistributing them to the pod heading to their destination to avoid much longer routes and intermediate stops. Passengers can carry on with other activities during transit, enabled by specialized service pods. Target Market The markets addressed are: 1. Fleet replacement for transit operators - in lieu of buses, reducing costs 2. Replacement of personal cars by personal pods - flexible, shareable 3. On-demand specialized services such as food, lodging, entertainment 4. Cargo movement from factories, warehouses, ports to stores and homes - specialized for applications such as UPS, FedEx, assembly operations, farm-to-store goods. Market is estimated at $42B by 2025 Business Model We have a strategy of systematic addition of value: Phase I - fleet replacement with human drivers in 2017-'18 Phase II - Modular autonomous operations for

campuses, factories in 2018-'20 Phase III - Mass autonomous mass transit operations in 2020-'25 Phase IV - Specialized services such as restaurants, hotel units, office pods, cargo units NEXT will define, design, prototype and deliver for each segment and then license for manufacture. Customer Segments - Municipalities and public transportation companies, interested in highly innovative transportation solutions, in developed cities dealing with congestion and in new asian and middle-east cities where the self- driving version can be implemented. - Private users: NEXT modules will be sold directly as upgradeable electric vehicles, customizable on-demand. - Private fleets for specialized purposes such as UPS, Hilton, Disney Sales & Marketing Strategy Our sales and marketing strategy is well-defined: 1. Mass transit operators have a clear need to meet cost reductions, increase efficiency and reduce pollution during fleet replacement 2. Smart Cities have a requirement to define a future-proof solution for enabling transit methods for all segments of the population 3. Truck operators are looking for solutions that reduce human operator costs, increase hours of operation There is strong interest. Competitors The transportation industry is changing rapidly for personal and business transport. The focus is on electric operated autonomous fleets. We are very well positioned in this evolution. We are focused on "customized mass transit" and we are unique in this segment. Competitors are electric single unit buses and electric cars. We have a systematic, scalable, elastic, autonomous approach to mass transit. Adoption requires no new infrastructure. Competitive Advantage Our solution is complete with design, 3D CAD simulation, visualization, structural analysis and prototype manufacturing. We have written software that demonstrates the feasibility and practicality of our ideas. We have a first-mover advantage secured by extensive patent filings. Our vision has seen enormous traction as exemplified by our selection by the Dubai Future Foundation. We have customer requests from Germany, Middle East and the U.S.</p>

The team

Officers and directors

Tommaso Gecchelin	CTO
Emmanuele Spera	CEO

Tommaso Gecchelin
Tommaso Gecchelin is Co-Founder and CTO of NEXT Future Transportation. Tommaso is an internationally recognized Physicist & Industrial Designer with advanced scientific skills in the fields of multi-variables complex systems statistical analysis and forecasting. He has an exceptional ability of applying his complex mathematical and science problem solving abilities towards developing innovative solutions. He is fundamentally committed to delivering global innovative solutions that lead to exponential change for society and the environment. Tommaso professional experience includes work related to quantum physics, and the development of neural networks algorithms applied to stochastic analysis of human factor based systems. His applied experience include groundbreaking initiatives in the

areas of transportation and logistics optimization, stock trading pattern recognition, and political decision making under uncertain conditions. The idea for NEXT was born out of Tommaso's passion for the Visual Arts in combination with his scientific curiosity. Tommaso has been fully committed to working on the development of NEXT since he launched the startup in 2014.

Emmanuele Spera
Dr. Emmanuele Spera is Co-Founder and CEO of NEXT Future Transportation. Emmanuele left a successful medical practice working in 2014 to realize his vision as an entrepreneur, and he has been fully committed to building NEXT in the United States. He brings a deep technical knowledge to NEXT, his skills are the result of over 20 years of IT management experience prior to his 15 year career in healthcare. Emmanuele has served in Director and CEO positions for innovative IT and Automotive companies in Europe. During his tenures, he led organizations through all aspects of management, resulting in an increase in revenues. Emmanuele is widely recognized as a Mobility and Transportation innovation thought-leader, he is a frequent speaker and guest at international technology and policy events and conferences. Based in the heart of Silicon Valley, he is an established member of the startup and innovation ecosystem.

Related party transactions

CEO Emmanuele Spera LOAN as December 31st 2016 was $21,314 and $10,000 has been paid January 2017 COO Tommaso Gecchelin LOAN as December 31st 2016 was $21,314 and $10,000 has been paid January 2017 after the resignation of Sridhar Jagannathan Tommaso took the position of CTO instead of COO CTO Sridhar Jagannathan LOAN as December 31st 2016 was $1,823 and has been paid in full in January 2017 and formally resigned 3/3/2017

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patents and other intellectual property could be unenforceable or ineffective.** One of the Company's most valuable assets is its intellectual property. We currently hold a design patent and there is a utility PCT patent pending. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to the improvement of our systems and solutions. Patents can be legally challenged, and resulting disputes may lead to delays in the company product and organizational timeline.
- **There are several potential competitors who are better positioned than we are to take the majority of the market.** We will compete with larger, established EV bus and known pod manufacturers who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier

than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the Next modules developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- **This is a brand-new company.** It has no history, no clients, no revenues. If you are investing in this company, it's because you think the Next modules are a good idea, that the IP Company will be able to secure the intellectual property rights to the Next modules and that the company will secure the exclusive marketing and manufacture rights to the Next modules from the IP Company, that we will be able to successfully market, manufacture and sell the Next modules, that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.** We estimate that we will require at least $14.5 million to commence commercial production of a first vehicle fleet. We believe that we will be able to finance the commercial production of the Next pods through pre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

- **Ability to obtain additional capital financing.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

- **The company valuation reflected in this document is based on assumptions which have not been professionally evaluated and audited.** No one can represent that t company is worth a specific amount. The decision to invest remains solely with you, the investor. In any case seek professional financial advise.

- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and Next modules has priced the services at a level that allows the company to make a profit and still attract business.

- **Mass production may compromise the current and anticipated performance of our product.** Although we currently have prototypes of our product, we plan to mass produce our Next modules. We will need to manufacture enough of our product to meet customer demands, however, mass production of our Next modules may negatively impact the current and anticipated performance of our product.

- **We have a small management team.** The company depends on the skill and experience of two individuals, Emmanuele Spera and Tommaso Gecchelin, who

work for the company full-time. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Emmanuele Spera, 44.0% ownership, Common Stock
- Tommaso Gecchelin, 36.0% ownership, Common Stock

Classes of securities

- Common Stock: 8,032,000

  Voting Rights

  The holders of shares of the Company's Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

  Dividend Rights

  Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of our Common Stock, are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this Offering or in the foreseeable future.

  Rights and Preferences

  The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of any additional classes of preferred stock that we may designate in the future.

- KISS Note: 0

  We have a KISS note in the amount of $200,000 as of the date of this Offering. valuation of $2,000,000. The agreement provides the investor certain rights to future equity in teh compamy with a 20% discount rate and a $20,000,000 valuation cap. The KISS note has a 12 month maturity date and bears a 3% interest.

  Conversion Rights

  KISS notes are convertible into shares of the company's Preferred Stock at the Next Equity Financing - the next sale (or series of related sales) by the Company of Preferred Stock following the date of issuance from which the Company

receives gross proceeds of not less than $500,000.

Participation Rights

Pursuant to the KISS note entered into between the company and our investor, the Company gives the investor a right to purchase in future offerings on the same terms and for the same price up to the the participation amount (an amount equal to 2.5x times the total investment of the investor in the Company).

For purposes of the KISS note, "Next Equity Financing" means the next sale (or series of related sales) by the Company of Preferred Stock from which the Company receives gross proceeds of not less than $500,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales)).

What it means to be a Minority Holder

As a minority holder of SAFE agreements, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to

realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of our MVP, which we do not anticipate occurring until end of 2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

Financial Milestones

We have not yet generated any revenues and do not anticipate doing so untilwe have completed the design and development of our MVP and began taking advanced orders and deposits, which we do not anticipate occurring until at least the fourth quarter of 2018. Based on our forecast, with the liquidity of the anticipated fullraise amount, we can operate the business for 12-18 months without revenue generation.

For the next 12 months the company will be finalizing the construction of the POC prototypes and by mid-2018 we'll start assembling the MVP.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

To date, we have funded our operations primarily with the subscription proceeds from investments made by Angels and startup accelerators.

The company continues to seek private capital and explore all opportunities.

Indebtedness

$200,000 KISS note with Turn8 with a 3% interest 12 months maturity $20M Valuation cap Emmanuele Spera LOAN as December 31st 2016 was $21,314 and $10,000 has been paid January 2017 Tommaso Gecchelin LOAN as December 31st 2016 was $21,314 and $10,000 has been paid January 2017 Sridhar Jagannathan LOAN as December 31st 2016 was $1,823 and has been paid in full in January 2017 Example - The company has an outstanding promissory note for $3.15 million. The notes bears interest of 12.5% per year, paid monthly in arrears, with the balance due at maturity on July 30, 2019. The company also has an outstanding note to one of its existing shareholders for $200,000. The notes bears cash interest of 1.5% per month, paid monthly, with the balance due and payable on December 31, 2017.

Recent offerings of securities

None

Valuation

$20,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$100,000
Less: Offering Expenses		
StartEngine Fees (x% total fee)	$600	$6000

Escrow Fees	$0	$0
Professional Fees	$0	$0
Net Proceeds	$9400	$94000
Use of Net Proceeds:		
Loan Repayment	$2262.8	$22,628
Salaries	$1880	$18,800
R&D and Prototype	$2350	$23500
Marketing and PR	$940	$9400
Business Development and pre-Sales	$1967.2	$19672
Total Use of Net Proceeds	$9400	$94000

Loan Re-payment (20%)

Re-payment of outstanding loans will settle all current company loan obligation.

Salaries (20%)

Covering 6 months of company employee salaries.

Technical developments of vehicle prototype (25%)

Select improvements and testing

Marketing and Public Relations (10%)

Online marketing and public relations automation

Business Development and pre-Sales (25%)

Qualify and mature existing global pipeline of potential orders to pre-sales

We are seeking to raise a minimum of $10,000 (target amount) and up to $100,000 (overallotment amount) in this offering through Regulation Crowdfunding.If we manage to raise our overallotment amount of $100,000, we believe the amount will last us 3 months and plan to use the net proceeds of approximately $94,000 over the courseof that time as follows:

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Next Future Transportation inc.

[See attached]

I, _EMMANUELE SPERA_ (Print Name), the _____ CEO _____ (Title of Officer) of _NEXT FUTURE TRANSPORT._ (Company Name), hereby certify that the financial statements of _NEXT FUTURE TRAN SPORTATION_ (Company Name) and notes thereto for the periods ending _31 DEC. 2015_ (beginning date of review) and _31ST. DEC. 2016_ _____ (End Date of Review) included in this Form C offering statement are true and complete in all material respects.

IN WITNESS THEROF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _04/19/2017_ (Date of Execution).

_____ (Signature)

_____ CEO _____ (Title)

_04/19/2017_ _____ (Date)

NEXT FUTURE TRANSPORTATION INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2016 and 2015

NEXT FUTURE TRANSPORTATION INC.
Index to Financial Statements
(unaudited)

NEXT FUTURE TRANSPORTATION INC.
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015
(unaudited)

Next Future Transportation inc.
Balance Sheet
As of December 31, 2016

	Total
ASSETS	
Current Assets	
Bank Accounts	
BUSINESS CHECKING (7735)	$532
Total Bank Accounts	**$532**
Other Current Assets	
Prototypes	$24,489
Total Other Current Assets	**$24,489**
Total Current Assets	**$25,021**
Fixed Assets	
Accumulated Amortization	-$968
Other fixed assets	$7,919
Total Fixed Assets	**$6,951**
TOTAL ASSETS	**$31,972**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Loan Emmanuele	$21,314
Loan Sridhar	$1,823
Loan Tommaso	$21,314
Total Long-Term Liabilities	**$44,451**
Total Liabilities	**$44,451**
Equity	
Owner's Investment	$11,000
Retained Earnings	-$5,968
Stock Emmanuele	$440
Stock Others	$5,000
Stock Tommaso	$360
Net Income	-$23,311
Total Equity	**-$12,479**
TOTAL LIABILITIES AND EQUITY	**$31,972**

Wednesday, Apr 19, 2017 11:10:36 AM GMT-7 - Accrual Basis

Next Future Transportation inc.
Balance Sheet
As of December 31, 2015

	Total
ASSETS	
Current Assets	
Bank Accounts	
BUSINESS CHECKING (7735)	$1,770
Total Bank Accounts	**$1,770**
Other Current Assets	
Prototypes	$1,925
Total Other Current Assets	**$1,925**
Total Current Assets	**$3,695**
Fixed Assets	
Accumulated Amortization	-$440
Other fixed assets	$7,919
Total Fixed Assets	**$7,479**
TOTAL ASSETS	**$11,174**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Loan Emmanuele	$9,373
Loan Tommaso	$1,969
Total Long-Term Liabilities	**$11,342**
Total Liabilities	**$11,342**
Equity	
Retained Earnings	$0
Stock Emmanuele	$440
Stock Others	$5,000
Stock Tommaso	$360
Net Income	-$5,968
Total Equity	**-$168**
TOTAL LIABILITIES AND EQUITY	**$11,174**

Wednesday, Apr 19, 2017 11:17:09 AM GMT-7 - Accrual Basis

Next Future Transportation inc.
Profit and Loss
January - December 2016

	Total
Income	
Total Income	
Gross Profit	**$0**
Expenses	
Advertising & Marketing	$3,266
Amortization Expense	$528
Auto expense-gas	$2,080
Bank Charges & Fees	$30
Internet	$655
Job Supplies	$0
Legal & Professional Services	$2,513
Meals & Entertainment	$2,644
Office Supplies & Software	$1,896
Reimbursable Expenses	$3,134
Rent & Lease	$3,424
Taxes & Licenses	$489
Telephone	$786
Travel	$1,537
Utilities	$328
Total Expenses	**$23,311**
Net Income	**-$23,311**

Wednesday, Apr 19, 2017 11:20:35 AM GMT-7 - Accrual Basis

Next Future Transportation inc.
Profit and Loss
January - December 2015

	Total
Income	
Total Income	
Cost of Goods Sold	
Shipping	$142
Total Cost of Goods Sold	**$142**
Gross Profit	**-$142**
Expenses	
Amortization Expense	$440
Dues & subscriptions	$222
Legal & Professional Services	$390
Office Supplies & Software	$191
Taxes & Licenses	$25
Travel	$4,557
Total Expenses	**$5,826**
Net Income	**-$5,968**

Wednesday, Apr 19, 2017 11:23:12 AM GMT-7 - Accrual Basis

NEXT FUTURE TRANSPORTATION INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

| | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholders' Equity (Deficit) |
	Shares	Amount			
February 27th 2015	-	-	-	-	-
Founders Stocks	8,000,000	800	-	-	800
Shared Issued for Cash	10,000	10	4,990		5,000
Net income (loss)	-	-	-	(5,968)	(5,968)
December 31st 2015	8,010,000	$ 810	$ 4,990	$ (5,968)	$ (168)

| | Common Stock | | Paid-in Capital | Accumulated Deficit | Stockholders' Equity (Deficit) |
	Shares	Amount			
January 1st 2016	8,010,000	810	4,990	(5,968)	(168)
Shared Issued for Cash	22,000	22	10,978		11,000
Net income (loss)	-	-	-	(23,311)	(23,311)
December 31st 2016	8,032,000	$ 832	$ 15,968	$ (29,279)	$ (12,479)

Next Future Transportation inc.
Statement of Cash Flows
January - December 2016

	Total
OPERATING ACTIVITIES	
Net Income	-$23,311
Adjustments to reconcile Net Income to Net Cash provided by operations:	$0
Prototypes	-$22,564
Accumulated Amortization	$528
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$22,036
Net cash provided by operating activities	**-$45,347**
FINANCING ACTIVITIES	
Loan Emmanuele	$11,941
Loan Sridhar	$1,823
Loan Tommaso	$19,345
Owner's Investment	$11,000
Net cash provided by financing activities	**$44,109**
Net cash increase for period	**-$1,238**
Cash at beginning of period	$1,770
Cash at end of period	**$532**

Wednesday, Apr 19, 2017 11:39:51 AM GMT-7

Next Future Transportation inc.
Statement of Cash Flows
January - December 2015

	Total
OPERATING ACTIVITIES	
Net Income	-$5,968
Adjustments to reconcile Net Income to Net Cash provided by operations:	$0
Prototypes	-$1,925
Accumulated Amortization	$440
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$1,485
Net cash provided by operating activities	-$7,453
INVESTING ACTIVITIES	
Other fixed assets	-$7,919
Net cash provided by investing activities	-$7,919
FINANCING ACTIVITIES	
Loan Emmanuele	$9,373
Loan Tommaso	$1,969
Stock Emmanuele	$440
Stock Others	$5,000
Stock Tommaso	$360
Net cash provided by financing activities	$17,142
Net cash increase for period	$1,770
Cash at end of period	$1,770

Wednesday, Apr 19, 2017 11:44:24 AM GMT-7

NOTE 1 – NATURE OF OPERATIONS

Next Future transportation Inc. was formed on 02/27/2015 ("Inception") in the State of Delaware. The financial statements of Next Future transportation Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Jose CA.

NEXT Future Transportation is a road transportation system based on electric modular vehicles. The modules are able to physically connect/disconnect to each other creating a bus-like walkable open space that allows people and goods to move from one module to another. This unique feature realizes the huge pent-up demand potential that efficiency optimization represents, both in a human driving scenario and a self-driving one.

What drives the development of this system is not only the pursuit of efficiency, but also the search for sustainability in the transportation market. Since the NEXT system doesn't require any new road or travel infrastructure, these modular vehicles make it possible to radically optimize logistics and satisfy future passengers needs, all while unlocking the potential of self-driving technology. Also, its scalable ecosystem allows complete travel personalization.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

   Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

   Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

   Level 3 - Unobservable inputs which are supported by little or no market activity.

11

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of transportation modules when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.0001.

NOTE 5 – RELATED PARTY TRANSACTIONS

CEO Emmanuele Spera LOAN as December 31st 2016 was $21,314 and $10,000 has been paid January 2017

COO Tommaso Gecchelin LOAN as December 31st 2016 was $21,314 and $10,000 has been paid January 2017 after the resignation of Sridhar Jagannathan Tommaso took the position of CTO instead of COO

CTO Sridhar Jagannathan LOAN as December 31st 2016 was $1,823 and has been paid in full in January 2017 and formally resigned 3/3/2017

NOTE 6 – SUBSEQUENT EVENTS

We signed a $200,000 KISS note with Turn8 with a 3% interest and a 12 month maturity with $20M Valuation cap.

The Company has evaluated subsequent events that occurred after December 31, 2016 through April 19, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

VIDEO TRANSCRIPT (Exhibit D)

Not Applicable

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the

offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.

EXHIBIT F TO FORM C

ADDITIONAL FINANCIAL DOCUMENT

(CROWD SAFE AGREEMENT)


%%NAME_OF_ISSUER%%

CROWD SAFE

(Crowdfunding Simple Agreement for Future Equity)


THIS CERTIFIES THAT in exchange for the payment by %%VESTING_AS%% (the "**Investor**") of %%VESTING_AMOUNT%% (the "**Purchase Amount**") on or about %%TODAY%%, %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Discount Rate**" is %%DISCOUNT_RATE%%%.

The "**Valuation Cap**" is $%%VALUATION_CAP%%.

See Section 2 for certain additional defined terms.

1. *Events*

    (a)   <u>**Equity Financing**</u>.

        (i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of either, as elected by the Company in its sole and absolute discretion, the CF Common Shadow Series or CF Preferred Shadow Series. The number of shares of the CF Common Shadow Series or CF Preferred Shadow Series, as applicable, shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Financing Price**").

        (ii)   If the Company elects to continue the term of this Crowd Safe past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd Safe in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of either, as elected by the Company in its sole and absolute discretion, the CF Common Shadow Series or CF Preferred Shadow Series sold in the Subsequent Equity Financing. The number of shares of the CF Common Shadow Series or CF Preferred

Shadow Series, as applicable, shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) receive from the Company a number of shares of either, as elected by the Company in its sole and absolute discretion, the most recent issued Common Stock or Preferred Stock equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Common Stock or Preferred Stock, as applicable, granted in connection therewith shall have the same liquidation rights and preferences as the shares of Common Stock or Preferred Stock, respectively, issued in connection with the Company's most recent Equity Financing.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the Investors, all holders of other Crowd Safes (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Common Shadow Series or CF Preferred Shadow Series, as applicable, to the Investor pursuant to Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Common Shadow Series**" shall mean a series of Common Stock that is identical in all respects to any shares of Common Stock issued in the relevant Equity Financing (e.g., if the Company consummates an Equity Financing and the Company elects to issue CF Common Shadow Series, then the CF Common Shadow Series would be Non-Voting-CF Common Stock), except that:

(i)   CF Common Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)   On any matter to which CF Common Shadow Series shareholders are entitled to vote by law, CF Common Shadow Series shareholders shall automatically vote in line with the majority of the holders of Common Stock; and

(iii)   CF Common Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**CF Preferred Shadow Series**" shall mean a series of Preferred Stock that is identical in all respects to any shares of Preferred Stock issued in the relevant Equity Financing (e.g., if the Company consummates an Equity Financing, the CF Preferred Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Preferred Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)   On any matter to which CF Preferred Shadow Series shareholders are entitled to vote by law, CF Preferred Shadow Series shareholders shall automatically vote in line with the majority of the holders of Preferred Stock; and

(iii)   CF Preferred Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale,

3

lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value .01 per share, of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Common Stock or Preferred Stock, as applicable.

"**Discount Price**" means the price per share of Common Stock or Preferred Stock, as applicable, sold in an Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (*excluding* a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than %%MAX_FUNDING_AMOUNT%% (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Safes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowd Safe, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property,

5

asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Common Shadow Series or CF Preferred Shadow Series, as applicable, issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the CF Common Shadow Series or CF Preferred Shadow Series, as applicable, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the CF Common Shadow Series or CF Preferred Shadow Series, as appliable, issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether

6

to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not

apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will

not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(e) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Safes.

(b) Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(c) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e) Neither this instrument nor the rights contained herein may be assigned, by operation of

law or otherwise, by either party without the prior written consent of the other; *provided, however,* that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further,* that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All rights and obligations hereunder will be governed by the laws of the State of %%STATE_INCORPORATED%%, without regard to the conflicts of law provisions of such jurisdiction.

(h)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "AAA") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be %%STATE_INCORPORATED%%. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

COMPANY

By: %%ISSUER_SIGNATURE%%

INVESTOR:

By: %%INVESTOR_SIGNATURES%%